333-83152
                                                                          424(c)

                        SUPPLEMENT DATED JULY 26, 2002 to
                        PROSPECTUS DATED JULY 22, 2002 of
                                 DOBLIQUE, INC.


     The Company was notified on July 23, 2002 that its certified public accountant, Scott W. Hatfield, CPA, was resigning as the Company's certifying auditor. The Company accepted such resignation, and on July 26, 2002, appointed Parks, Tschopp, Whitcomb & Orr as the independent public accountants for the Company. During the past two fiscal years and the portion of fiscal 2002 until July 23, 2002, the Company and Scott W. Hatfield, CPA did not have any disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that would require disclosure in this registration statement.